UNITED SECURITY BANCSHARES, INC.

131 West Front Street

Post Office Box 249

Thomasville, Alabama 36784

October 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Paul Cline David Irving

Re:	United Security Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated August 28, 2012

File No. 000-14549

Dear Mr. Cline and Mr. Irving:

This letter is being submitted in response to the comment letter dated September 21, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Robert Steen, Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer of United Security Bancshares, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 29

1.	Please refer to your response to comment 4 of our letter dated July 31, 2012 and address the following in future filings:

Securities and Exchange Commission

October 9, 2012

•

Please incorporate the response into your next periodic report and provide updated information in each subsequent report until such time as all uncertainties surrounding the realization of your deferred tax assets cease to exist. The updated information in each period should specifically identify and discuss changes in your assumptions between and over the periods in which the uncertainties exist. Discuss the effects those changes had on your analysis of the probable realization of the assets; and

•	Please include a risk factor that identifies and discusses the uncertainty surrounding the realization of your deferred tax assets.

Response: In accordance with the Commission’s request, the Company will address and incorporate in future filings the referenced disclosure with respect to the Company’s deferred tax assets until such time as all uncertainties surrounding the realization of the Company’s deferred tax assets cease to exist. Additionally, the Company will include a risk factor in such future filings that identifies and discusses the uncertainty surrounding the realization of the Company’s deferred tax assets.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Fair Market Value Measurements, page 93

2.	We note your response to comments 12 and 13 in our letter dated July 31, 2012. Specifically, we note your policy to obtain updated appraisals on impaired loans that are collateral dependent under ASC 310 every 18- to 24-months. Please tell us the following concerning this policy:

•	If this policy varies by loan type, tell us how often you obtain appraisals for collateral dependent loans by loan type;

•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses;

•	Describe in more detail the types of adjustments you make to appraised values, including those made as a result of updating outdated appraisals; and

•

Separately quantify the amount of collateral dependent loans for which you are using an appraisal performed within the last 12 months and for which you are using an appraisal that is more than 12 months old to serve as the primary basis of your valuation.

Response:

•	If this policy varies by loan type, tell us how often you obtain appraisals for collateral dependent loans by loan type;

Securities and Exchange Commission

October 9, 2012

The policy does not differentiate appraisal standards based on loan type. However, in practice, the types of collateral and observed trends in valuations of the different types of collateral do influence the frequency of obtaining updated appraisals. We make loans in all of the communities that we serve, and our management team knows the market trends of collateral values well. We monitor trends in sales and valuations in all of the various categories of collateral. These trends influence how often we obtain new appraisals within the 18-24 month policy.

For example, over the past few years, timberland values have remained stable, while the values of residential subdivision lots have been more volatile. Therefore, appraisals for residential subdivision lots generally would be updated at the lower end of the timeframe set forth in our stated policy (i.e., closer to 18 months), while timberland appraisals generally would be updated closer to the end of the timeframe (i.e., closer to 24 months). As another example, the majority of our development loans are located in one Alabama county. Again, we closely monitor the sale prices of these lots. Our recent experience has seen sale prices of lots in excess of current appraisals. Should we observe any trends indicating reduced sale prices of lots, re-appraisal would be initiated earlier inside of our current policy.

Finally, we look at the experience inside our portfolio and those trends to determine if our policy needs a significant amendment, such as moving to a shorter period. At this time, our assessment and experience indicate that the 18-24 month time period results in the appropriate valuation of our portfolio.

•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses;

If an impaired loan is collateral dependent, and the collateral is the type of property that has experienced declines in market value, the existing appraisal, if outdated, may be discounted based on observed trends in valuation on like property until an updated appraisal can be obtained. These valuations are a function of the Credit Administration Department and are reviewed quarterly by the Credit Quality Control Committee.

•	Describe in more detail the types of adjustments you make to appraised values, including those made as a result of updating outdated appraisals; and

Based on our experience, current appraisals are discounted 9% for estimated costs associated with foreclosures and costs to sell. If a loan deteriorates to the point that it requires evaluation under ASC 310, and the appraisal is outdated, a new appraisal will be ordered. If the new appraisal is not received in sufficient time to assess any required impairment to meet filing deadlines, the old appraisal may be discounted to reflect values observed in similar property. These discounts have ranged from 20% to 30%. These

Securities and Exchange Commission

October 9, 2012

discounts are based on the most recent valuation/appraisal information available related to that particular type of loan/collateral. After the new appraisal is obtained, the analysis is updated to reflect the new value.

•

Separately quantify the amount of collateral dependent loans for which you are using an appraisal performed within the last 12 months and for which you are using an appraisal that is more than 12 months old to serve as the primary basis of your valuation.

At December 31, 2011, 41 loans totaling $40.2 million were evaluated for impairment under ASC 310 using appraisals performed within the last 12 months, and 33 loans totaling $21.7 million used appraisals more than 12 months old. The measured impairment on the 41 loans based on appraisals performed within the last 12 months amounted to $8.3 million, and the measured impairment on the 33 loans based on appraisals more than 12 months old amounted to $2.8 million (see chart below):

	Appraisals < 12 months	Appraisals > 12 months
Number of loans	41	33
Value of loans (in millions)	$40.2	$21.7
Measured impairment (in millions)	$8.3	$2.8

Since December 31, 2011, of the 33 loans with respect to which appraisals were more than 12 months old, (i) new appraisals have been obtained on 20 of the loans, (ii) 5 of the loans have been charged-off, (iii) 4 of the loans were paid, (iv) 2 of the loans were transferred to other real estate owned and (v) re-appraisals on 2 of the loans were deemed to be unnecessary after further review and evaluation by management. The measured impairment on the 20 loans utilizing updated appraisals increased a net amount of $86,000.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 9, 2012

If you have any questions or comments regarding this response, please contact Robert Steen at (334) 636-5424. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Robert Steen
Robert Steen
Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer

cc:	James F. House

Andrew S. Nix, Esq.